Exhibit 99.1

FOR IMMEDIATE RELEASE

Melco Crown Entertainment Announces

Privately Negotiated Share Repurchase

Macau, Wednesday, May 4, 2016 – Melco Crown Entertainment Limited (Nasdaq: MPEL) (“Melco Crown Entertainment” or the “Company”), a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia, announced today that it entered into a share repurchase agreement with Crown Asia Investments Pty. Ltd. (“CAI”), a wholly-owned subsidiary of Crown Resorts Limited (“Crown”), pursuant to which it will repurchase 155,000,000 ordinary shares (equivalent to 51,666,666 American depositary shares) from CAI. The aggregate purchase price is $800,838,500, which represents a per share price of $5.1667 (equivalent to approximately $15.50 per ADS). The price per share represents a 1.6% premium to the closing price of the ADSs on May 3, 2016 and was agreed between the parties in consideration of prices and trading volumes of the ADSs in recent weeks. The Company intends to pay the purchase price using cash on hand. The repurchased shares will be canceled in due course after completion of the transaction.

Prior to the transaction, CAI owned approximately 559.3 million shares, or approximately 34.3%, of the Company’s outstanding shares. Following the transaction, CAI will own approximately 404.3 million shares, or approximately 27.4% of the Company, and the shareholding of Melco International Development Limited (“Melco”) and public shareholders in the Company will increase to 37.9% and 34.7%, respectively.

It is expected that following completion of the transaction, Mr. James Packer will resign from his position as Co-Chairman and will take up the position of Deputy Chairman of the Company’s board of directors. Mr. Todd Nisbet will also resign as a director of the Company. The Company’s board will then comprise three Melco nominees, two Crown nominees and four independent directors with Mr. Lawrence Ho presiding as Chairman.

“Crown is strongly committed to remaining one of Melco Crown Entertainment’s major shareholders,” stated Mr. Rob Rankin, Crown’s Chairman. “This transaction forms part of Crown’s ongoing capital management strategy.”

Lawrence Ho, the Chairman and Chief Executive Officer of Melco Crown Entertainment said:

“The Company’s free cash flow generation and strong balance sheet make this an opportune time for us to complete this transaction, which is consistent with the purpose of our existing share repurchase plan. Crown remains a major shareholder in the Company and we look forward to continuing our relationship.”

Safe Harbor Statement

This release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitation in Macau and the Philippines, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “design”, “on track”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.

About Melco Crown Entertainment Limited

Melco Crown Entertainment, with its American depositary shares listed on the NASDAQ Global Select Market (NASDAQ: MPEL), is a developer, owner and operator of casino gaming and entertainment casino resort facilities in Asia. Melco Crown Entertainment currently operates Altira Macau (www.altiramacau.com), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. Melco Crown Entertainment’s business also includes the Mocha Clubs (www.mochaclubs.com), which comprise the largest non-casino based operations of electronic gaming machines in Macau. The Company also majority owns and operates Studio City (www.studiocity-macau.com), a cinematically-themed integrated entertainment, retail and gaming resort in Cotai, Macau. In the Philippines, Melco Crown (Philippines) Resorts Corporation’s subsidiary, MCE Leisure (Philippines) Corporation, currently operates and manages City of Dreams Manila (www.cityofdreams.com.ph), a casino, hotel, retail and entertainment integrated resort in the Entertainment City complex in Manila. For more information about Melco Crown Entertainment, please visit www.melco-crown.com.

Melco Crown Entertainment has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Resorts Limited (“Crown”). Melco is a listed company on the Main Board of The Stock Exchange of Hong Kong Limited and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, an Executive Director and the Chief Executive Officer of Melco Crown Entertainment. Crown is a top-50 company listed on the Australian Securities Exchange and led by Mr. James Packer, who is also Co-Chairman and a Non-executive Director of Melco Crown Entertainment.

For investment community, please contact:

Ross Dunwoody

Vice President, Investor Relations

Tel: +853 8868 7575 or +852 2598 3689

Email: rossdunwoody@melco-crown.com

For media enquiry, please contact:

Maggie Ma

Senior Vice President, Corporate Communications and Public Relations

Tel: +853 8868 3767 or +852 3151 3767

Email: maggiema@melco-crown.com

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